Exhibit 12.1
REYNOLDS AMERICAN INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)
(Unaudited)

						For the Three
						Months Ended
	For the Years Ended December 31,					March 31,
	2005	2006	2007	2008	2009	2009	2010
Earnings before fixed charges:
Income from continuing operations before income taxes	$1,416	$1,809	$2,073	$2,128	$1,534	$17	$512
Deduct: Income on equity investment	(10)	(17)	(13)	(1)	—	—	—

	1,406	1,792	2,060	2,127	1,534	17	512
Interest and debt expense	113	270	338	275	251	66	60
Interest portion of rental expense	12	8	7	7	7	2	2

Earnings before fixed charges	$1,531	$2,070	$2,405	$2,409	$1,792	$85	$574

Fixed charges:
Interest and debt expense	$113	$270	$338	$275	$251	$66	$60
Interest portion of rental expense	12	8	7	7	7	2	2

Total fixed charges	$125	$278	$345	$282	$258	$68	$62

Ratio of earnings to fixed charges	12.2	7.4	7.0	8.5	6.9	1.3	9.3